Exhibit 99.1

News

Release

C$ unless otherwise stated June 29, 2021	TSX/NYSE/PSE: MFC SEHK: 945

Manulife Investor Day 2021

TORONTO – Manulife Financial Corporation (“Manulife” or the “Company”) is hosting an Investor Day today at 8 a.m. EDT. Manulife’s senior management will present the next phase of the Company’s strategy, with an emphasis on its Asia and Global Wealth and Asset Management businesses and digital transformation. New supplemental information has been made available for Asia and Global Wealth and Asset Management and this information will also be provided on an ongoing basis as part of the Company’s financial disclosures.

In addition to presentations, the event will include live Q&A sessions for institutional investors and research analysts to engage with the presenters and other executives. Interested parties may access the live webcast here. The Investor Day slide presentations can also be found here. An archived version of the webcast audio and video will be available the day after the live event here for six months. More information about the Company can be found at the same location.

Investor Day Agenda

Roy Gori President and Chief Executive Officer	Strategic Update: Accelerating our growth engines, powering the next phase of our journey

Phil Witherington Chief Financial Officer	Financial Update: Strength. Execution. Growth.

Anil Wadhwani President and CEO, Manulife Asia	Asia: Realizing our potential

Paul Lorentz President and CEO, Manulife Investment Management	Global WAM: Unlocking the next stage of growth

Karen Leggett Global Chief Marketing Officer	Accelerating our customer and digital strategy

A New Phase of our Strategy

At our 2018 Investor Day, we introduced our five strategic priorities, which include: Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital, Customer Leader and High Performing Team. Since then, Manulife has made significant progress executing on its ambition to become the most digital, customer-centric global company in the industry. Manulife is pleased to have achieved our Portfolio Optimization target three years ahead of schedule, releasing $5.9 billion of capital. In addition, Manulife’s $1 billion expense savings target was achieved two years ahead of schedule and the Company is on track to deliver on its Expense Efficiency target to consistently report an expense efficiency ratio of less than 50 per cent by 2022.1 In 2020, the Company achieved top quartile employee engagement amongst global financial services companies and insurance peers.

“Over the last three years we’ve strengthened our foundations significantly. Our strong execution and success on these priorities have positioned us well for future success, and the next phase of our transformation,” said Manulife President & Chief Executive Officer Roy Gori. “We have entered a new phase of our strategy, with a greater focus on accelerating the growth of our highest potential businesses and are committing to meaningful metrics to measure our progress through to 2025.”

“Manulife remains committed to our medium-term targets and has a clear path to delivering 10 to 12 per cent annual Core EPS growth,” said Manulife Chief Financial Officer Phil Witherington.

Discussions at Manulife Investor Day 2021 will focus on the next phase of our journey, with plans to:

•	Generate 75 percent of total company core earnings from highest potential businesses by 2025.

•	Reach a Net Promoter Score (NPS) of +37 and Straight Through Processing (STP) of 88 per cent by 2025.

•	Continue to focus on Portfolio Optimization and reduce the combined contribution from LTC and VA to less than 15 per cent of total company core earnings by 2025.

The earnings profile of the Company has shifted as a function of growth in our Asia and Global WAM businesses outpacing other segments. As a result, Manulife has published expanded disclosures for Asia and Global Wealth and Asset Management to provide additional information for measuring progress. The new disclosures can be found in an updated 1Q21 Statistical Information Package here.

[1]	The Company’s strategic priorities and 2022 targets, medium-term targets, and 2025 supplemental goals do not constitute guidance. See “Caution regarding forward-looking statements” below.

Accelerating Growth in Asia and Global Wealth & Asset Management

Our strategy continues to be supported by the macro environment, which is being shaped by three megatrends: the growth and emergence of the middle class in Asia, an aging global population, and the digitization of the consumer. Manulife is uniquely positioned to capitalize on these trends over the next decade and beyond.

With 120 years of experience in Asia, Manulife is a top tier pan-Asian life insurer, with insurance and/or WAM operations in 13 markets in Asia. The growth and emergence of the middle class in Asia, which will represent approximately two-thirds of the world’s middle class2, will drive higher demand for financial services and insurance protection, creating a tremendous opportunity for Manulife. With a growing mortality protection gap and very low insurance penetration rates3 across many of our markets in Asia, the Company expects to see a very significant growth rate in insurance premiums over the next decade in Asia at more than double the rate4 it will in North America.

Anil Wadhwani, President and CEO, Manulife Asia said, “Manulife Asia aims to accelerate our growth by capitalizing on these megatrends and solidifying our position as a top tier pan-Asian life insurer. With an enviable geographic footprint, balanced distribution, and full range of products, Manulife is focused on growing and digitizing our leading agency force, deepening customer penetration with our bank partners, as well as accelerating growth in key markets in China and Southeast Asia.”

Manulife’s Global Wealth and Asset Management business, Manulife Investment Management, has delivered strong operating results over the last five years, with net inflows in ten of the past eleven years, supported by solid investment performance.

“Manulife Investment Management has a clear strategic direction and is well positioned to capitalize on a number of global macro trends through our insurance heritage and asset management business, including public and private market capabilities and retail, institutional and retirement services. And, we have made strategic long-term investments in growing markets including China and India,” said Paul Lorentz, President and CEO, Manulife Investment Management.

[2]	Source: Brookings, the unprecedented expansion of the global middle class (2017).
[3]	Source: Swiss Re Institute, Sigma 04/2020: Closing Asia’s mortality protection gap (July 2020).
[4]	Source: Allianz insurance report 2020. Asia excludes Japan.

The next phase of growth for Manulife Investment Management is focused on three key pillars that will position the Company well for growth. Our first pillar is about strengthening our commitments to our Retail business customers by expanding our distribution, enriching our digital capabilities and continuing to launch market-leading investment solutions. Our second pillar is focused on our Retirement business and providing advice and investment solutions to help plan participants save and prepare for their golden years. This will include enhanced digital experiences, improved use of data and analytics for the benefit of clients, and our diverse product shelf. Our third pillar is on augmenting our asset management capabilities by developing differentiated public and private market investment strategies, while building scale across the business and driving further awareness of ESG with unique integrated solutions for clients.

Making meaningful progress on our journey to become a Digital, Customer Leader

Since 2018, Manulife has invested more than $750 million to enhance our digital capabilities, “Our strategy takes a highly-targeted approach in how we select and plan our investments to have maximum impact for customers, shareholders and the company,” said Karen Leggett, Global Chief Marketing Officer.

Manulife has deployed Human-Centered Design globally, with a dedicated team of practitioners to systematically research, design, iterate, and deliver best-in-class experiences, validated with customers at each step. In the past year, Manulife has engaged more than 7,500 customers in this process, contributing to a 50 per cent increase in NPS. The Company is accelerating its Customer & Digital strategy by listening to customers and addressing their most important feedback real-time and upfront, building market-leading experiences that emphasize high-value interactions that matter most to customers, and focusing on extending relationships and advice for customers in addressing their health and wellness needs.

Manulife is positioned well to capitalize on the significant value yet to be unlocked on its path to become a Digital Customer Leader.

Non-GAAP Financial Measures

Manulife uses a number of non-GAAP financial measures to measure overall performance and to assess each of its businesses, including its medium-term targets of: annual diluted core earnings per common share (“core EPS”) growth of 10% to 12% over the medium term, core return on common shareholders’ equity (“core ROE”) of 13% or more, a leverage ratio of 25% and a common share dividend payout ratio of 30% to 40% of core earnings.

A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include core earnings, core EPS, core ROE, capital, net annualized fee income, net fee income yield, and expense efficiency ratio. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in Manulife’s 2020 Annual Report and First Quarter 2021 Report to Shareholders.

Net annualized fee income yield on average AUMA (“net fee income yield”) is a non-GAAP ratio. It is equal to net annualized fee income from Global Wealth and Asset Management (“Global WAM”) channels, expressed as a basis point ratio over average assets under management and administration (AUMA). This ratio provides information on the business’ basis point return from managing AUMA.

Net annualized fee income represents Global WAM’s income before income taxes, adjusted to exclude general expenses, investment income and non-AUMA related net benefits and claims. It also excludes the components of Global WAM’s net fee income from managing assets on behalf of other Segments. The measure is annualized based on the number days in the year divided by the number of days in the reporting period.

Caution Regarding Forward Looking-Statements

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and 2022 targets for net promoter score, employee engagement, its high potential businesses, expense efficiency and portfolio optimization; its medium-term targets for shareholder returns, core EPS growth, core ROE, leverage ratio and common share dividend payout ratio; the next phase of the Company’s strategy and 2025 supplemental goals related to its highest potential businesses, net promoter score, straight-through-processing and portfolio optimization for the long-term care (LTC) and variable annuities (VA) businesses; the Company’s plans to accelerate growth of its Asia and Global Wealth and Asset Management businesses and to become a digital, customer leader; and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “aim”, “continue”, and “target” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been, or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our most recent interim report under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, and in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife

Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and our global wealth and asset management segment, Manulife Investment Management, serves individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of March 31, 2021, we had CAD$1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media Contact	Investor Relations

Cheryl Holmes	Hung Ko

Manulife	Manulife

416-557-0945	416-806-9921

cheryl_holmes@manulife.com	hung_ko@manulife.com

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